Mr. Ameen Hamady

Ms. Tracie Mariner

Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C. 20549

March 27, 2020

Re:	IMAX Corporation (the “Company”)

Staff Comment Letter Regarding

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed on February 19, 2020

File No. 001-35066

Dear Mr. Hamady and Ms. Mariner,

We received your letter dated March 19, 2020 concerning the Staff’s comment to the Company’s Form 10-K for the fiscal year ended December 31, 2019, filed on February 19, 2020. Please find below responses to the comment you have raised. For ease of reference, we have organized our response by repeating your comment.

SEC Comment:

Form 10-K for Fiscal Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations Discussion for the Two Years Ended December 31, 2019, page 53

1.

We note that you have relied upon Instruction 1 to Item 303(a) of Regulation S-K to omit a discussion of the earliest of the three years and included a statement that identifies the location of such discussion in a prior filing. However, your disclosure does not expressly state that the information is incorporated by reference as required by Exchange Act Rule 12b-23(e). Refer to Question 110.02 of the Regulation S-K Compliance & Disclosure Interpretations updated January 24, 2020, and revise future filings to properly incorporate the discussion by reference.

IMAX Corporation    |    902 Broadway, 20th Floor, New York, NY 10010    |    212-821-0100    |    Fax: 212-821-0105

IMAX Response:

In response to the Staff’s comment, we have reviewed our prior filings specifically in relation to Instruction 1 to Item 303(a) of Regulation S-K and Question 110.02 of the Regulation S-K Compliance & Disclosure Interpretations updated January 24, 2020. We will revise our disclosure in future filings where we rely upon such instruction. To illustrate, using the disclosure that was included in our Annual Report on Form 10-K for the fiscal year 2019, see the proposed additional language (which is underlined):

Securities and Exchange Commission amended Regulation S-K Item 303 to allow the elimination of discussion of the earliest of the three-year period presented in the MD&A, if such discussion is already included in the prior filings. The results of operations discussion below is for fiscal 2019 compared with fiscal 2018. See the section entitled “Results of Operations” in Item 7 of the Annual Report on Form 10-K for the Fiscal Year ended December 31, 2018 for the results of operations discussion for fiscal 2018 compared with fiscal 2017. This section is incorporated by reference into this Annual Report on Form 10-K for the Fiscal Year ended December 31, 2019.

Should you require clarification or have any further questions, please contact the undersigned at (212) 821-0166 or at PMcClymont@imax.com. The Company stands ready to assist the Commission in any way possible in connection with the matters addressed in this letter.

Yours truly,

/s/ Patrick McClymont

Patrick McClymont

Chief Financial Officer and Executive Vice President

IMAX Corporation    |    902 Broadway, 20th Floor, New York, NY 10010    |    212-821-0100    |    Fax: 212-821-0105